[EMERSON LOGO]

EMERSON RADIO CORP 9 ENTIN ROAD, P.O. BOX 430, PARSIPPANY, NEW JERSEY 07054-0430
(973) 884-5800




April 11, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Michael Moran, Accounting Branch Chief

RE:      EMERSON RADIO CORP.
         FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2005
         FILED JUNE 29, 2005
         FORM 10-Q FOR FISCAL QUARTER ENDED DECEMBER 31, 2005
         FILED FEBRUARY 15, 2006
         FILE NO. 1-07731

Dear Ladies and Gentlemen:

In response to the Staff's letter of comment dated February 24, 2006 (the "Comment Letter"), attached please find a memorandum in response to such Comment Letter.

Very truly yours,

/s/ Guy A. Paglinco
-------------------
Guy A. Paglinco
Vice President - Chief Financial Officer

Enclosures

cc:      Mr. Brian V. McAllister
         Mr. Geoffrey P. Jurick - Emerson Radio Corp.
         Steven M. Skolnick, Esq. -
         Lowenstein Sandler PC John D. Schupper, Esq. - Lowenstein Sandler PC

                               Emerson Radio Corp.

                  Memorandum in Response to SEC Comment Letter


         The following are responses to the Staff's Comment Letter. To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's Comment Letter.

FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2005

Front Cover

     1. YOUR COMMISSION FILE NUMBER IS 001-07731 AND NOT 0-25226. PLEASE REVISE IN FUTURE FILINGS.

         The Company acknowledges the Staff's comment and hereby advises the Staff that it will change the commission file number to 001-07731 for future filings.


Item 8. Financial Statements and Supplementary Data, page 50
Consolidated Statements of Operations, page 53


     2. PLEASE ADVISE OR REVISE YOUR FUTURE FILINGS TO PRESENT INTEREST EXPENSE ON A GROSS BASIS RATHER THAN A NET BASIS ON THE FACE OF THE STATEMENT OF OPERATIONS OR PROVIDE SIMILAR DISCLOSURE IN THE NOTES TO THE FINANCIAL STATEMENTS.

         The Company acknowledges the Staff's comment and hereby advises the Staff that it will disclose in the notes to the financial statements for future filings, the components of net interest expense. The Company's disclosure for fiscal 2005 would have been as shown below. A similar table will be presented in the Company's Annual Report on Form 10-K for the fiscal year ending March 31, 2006 and future filings:

         Interest Expense
                  The components of interest expense for fiscal 2005, 2004 and 2003 are as follow:

                                                        2005                  2004                  2003
                                                        ----                  ----                  ----
        Interest expense                          $    1,306             $   1,067           $     2,261
        Deferred financing costs                         401                   370                   424
        Interest income                                 (145)                  (95)                 (193)
                                             ------------------       ---------------        ---------------
          Interest expense, net                   $    1,562             $  1,342             $    2,492
                                             ==================       ===============        ===============

     3. EXPENSE RELATED TO SHARE BASED PAYMENTS IS REQUIRED TO BE DISCLOSED IN THE SAME LINE OR LINES AS CASH COMPENSATION PAID TO EMPLOYEES. YOU ARE PERMITTED TO DISCLOSE THE AMOUNT OF EXPENSE RELATED TO SHARE BASED PAYMENT ARRANGEMENTS IN AN ACCOMPANYING DISCLOSURE BUT NOT PERMITTED TO DISCLOSE THE EXPENSE IN 1 LINE IN THE STATEMENT OF OPERATIONS. SEE SAB TOPIC 7.F. PLEASE ADVISE OR REVISE ALL PRESENTATION FOR YOUR RESULTS OF OPERATIONS TO COMBINE SHARE BASED AND CASH COMPENSATION ARRANGEMENTS IN YOUR FUTURE FILINGS.


         The Company acknowledges the Staff's comment and hereby advises the Staff that, expenses related to share based payments will be included in the same line as cash compensation paid to employees in future filings.


Consolidated Balance Sheets, page 54

     4. PLEASE SPECIFICALLY TELL US THE TERMS AND NATURE OF THE CASH SECURING BANK LOANS ARRANGEMENT. TELL US IF THIS CASH IS LEGALLY RESTRICTED FOR GENERAL BUSINESS PURPOSES AND, IF SO, WHY IT IS NOT CHARACTERIZED AS RESTRICTED AND PRESENTED AS A NON-CURRENT ASSET. WE NOTE YOU DISCLOSE CASH SECURING BANK LOANS IN NOTES 1 AND 6. IN FUTURE FILINGS, PLEASE EXPAND THE CURRENT DISCLOSURE IN YOUR FINANCIAL STATEMENTS NOTES AND LIQUIDITY DISCUSSION IN MD&A TO INCLUDE THE REQUIRED DISCLOSURES FOR THIS ARRANGEMENT, AS APPLICABLE. SEE RULE 5-02.1 OF REGULATION S-X AND SAB TOPIC 6.H. IN YOUR RESPONSE PLEASE SHOW US WHAT YOUR REVISED DISCLOSURES WILL LOOK LIKE.

         The Company acknowledges the Staff's comment and hereby advises the Staff on a supplemental basis that the Company deposits cash with foreign banks to secure letter of credit facilities. Such facilities require that every $1 of availability on the letter of credit facilities with the foreign bank be supported by between $0.25 to $0.30 of cash on deposit with that bank. While such cash is legally restricted for general business purposes, these deposits provide the Company with current liquidity in the form of access to letters of credit for the purpose of making inventory purchases. In this regard, management views the cash deposit as essentially the same as a deposit on inventory purchases and, therefore, has been presented as a current asset.

         Based upon the disclosures found in MD&A, and notes 1 and 6 of the notes to Consolidated Financial Statements, management believes that such current disclosures are adequate.


Consolidated Statements of Changes in Stockholders' Equity, page 55

     5. PLEASE TELL US THE AMOUNT OF THE ACCUMULATED TRANSLATION ADJUSTMENT RECORDED IN YOUR FINANCIAL STATEMENTS AS OF MARCH 31, 2005, 2004 AND 2003 AND WHY IT DOES NOT APPEAR AS A SEPARATE COMPONENT OF STOCKHOLDERS' EQUITY OR IN THE NOTES TO YOUR FINANCIAL STATEMENTS. WE REFER TO YOUR POLICY NOTE ON PAGE 60. ALSO TELL US WHY THE EFFECT OF THE EXCHANGE RATE CHANGES ON CASH IS NOT SEPARATELY PRESENTED IN YOUR CONSOLIDATED STATEMENTS OF CASH FLOWS AND WHERE THESE EFFECTS ARE RECORDED IN BOTH STATEMENTS.


         The Company acknowledges the Staff's comment and hereby advises the Staff on a supplemental basis that for the fiscal years of 2003, 2004 and 2005, the Company did not have any active foreign subsidiaries for which the reported amounts are denominated in other than US dollars. Accordingly, there has been no activity in the accumulated translation adjustments account. The Company hereby advises the Staff that it does have some foreign currency transactions, the gains and losses for which are reflected in the Consolidated Statement of Operations under the caption "Selling, general and administrative expenses", the net amount of which has not exceeded $80,000 in any fiscal year. The Company also hereby advises the Staff that it will modify its Foreign Currency Policy footnote in future filings to exclude the reference to translation adjustments.

Note 1 - Significant Accounting Policies, page 57
Concentrations of Credit Risk, page 58

     6. PLEASE TELL US HOW THE DISCLOSED ALLOWANCE AMOUNTS RECONCILE TO THE ALLOWANCE AMOUNTS PARENTHETICALLY DISCLOSED IN YOUR BALANCE SHEETS. ALSO, PLEASE TELL US HOW THE REFERENCE TO NOTE 14 BUSINESS SEGMENT IS APPLICABLE TO YOUR DISCUSSIONS.


         The Company acknowledges the Staff's comment and hereby provides, on a supplemental basis, a reconciliation for fiscal 2005 from the amount reported in the "Concentrations of Credit Risk" policy contained in the "Significant Accounting Policies of the Notes to Consolidated Financial Statements" to the parenthetically disclosed accounts receivable allowance on the Consolidated Balance Sheet. (in thousands)

         Amount disclosed in footnote
            Note 1  - Concentrations of
            Credit Risk
           Disclosed as allowance for
           doubtful accounts                        $          545

         Plus contra accounts to the accounts receivable:

           Chargeback reserves                                 330

           Allowance for sales returns                       3,271

         Amount disclosed parenthetically
                                                   -----------------
           on balance sheet                         $        4,146
                                                   =================


         The Company hereby advises the Staff that the Concentration of Credit Risk Policy footnote is referenced to Note 14, Business Segment Information and Major Customers due to the reference that is made to the Company's three major accounts, and the respective percentages of accounts receivable that these three major customers comprise of the total accounts receivable.


Note 3 - Related Party Transactions, page

     7. WE NOTE YOUR DISCLOSURE THAT THE RELATED PARTY TRANSACTIONS ARE CARRIED OUT AT WHAT IS BELIEVED TO BE ARMS LENGTH. TELL US YOUR BASIS FOR THIS STATEMENT.

         The Company acknowledges the Staff's comment and hereby advises the Staff on a supplemental basis that the Company believes that the terms of the transaction described in Note 3 are no less favorable to the Company than could have been obtained from an unaffiliated third party. The Company bases this belief on its familiarity of the general market for such management services. As a result, the Company believes that such transaction reflects an arms length transaction.

Form 10-Q for Fiscal Quarter Ended December 31, 2005
Item 1. Financial Statements, Page 2
Consolidated Statements of Cash Flows, page 4


     8 SFAS NO. 95 DOES NOT REQUIRE YOU TO SEPARATE CASH FLOWS FROM DISCONTINUED OPERATIONS. HOWEVER, IF YOU CHOOSE TO REPORT SEPARATELY CASH FLOWS FROM DISCONTINUED OPERATIONS YOU ARE REQUIRED TO REPORT THESE CASH FLOWS CONSISTENTLY FOR EACH REPORTING PERIOD EITHER SEPARATELY WITHIN EACH CATEGORY OR EACH CATEGORY PRESENTED SEPARATELY FROM CASH FLOWS FROM CONTINUING OPERATIONS. PLEASE REVISE THIS IN FUTURE FILINGS AND INCLUDE DISCLOSURE TO HIGHLIGHT THESE CHANGES. SEE FOOTNOTE 10 OF SFAS NO. 95. ALSO, PLEASE CONFIRM WITH US THAT THERE ARE NO CASH FLOWS ATTRIBUTABLE TO DISCONTINUED OPERATIONS IN YOUR FIRST FISCAL QUARTER.

         The Company acknowledges the Staff's comment as it pertains to separating cash flows from discontinued operations and hereby advises the Staff that the Company will revise this presentation and disclosure in future filings by breaking out separately for discontinued operations, the three components of cash flows: operating, investing and financing activity. This added disclosure will be presented in a separate section of the cash flow statements after cash flows from financing activities. Such amounts will be labeled revised with an appropriate discussion in the footnotes as to the basis for the revision. The Company hereby confirms to the Staff that there are no cash flows attributable to discontinued operations in the Company's first fiscal quarter of fiscal 2006.